UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 13, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S - Share repurchase programme

Bagsværd, Denmark, 13 February 2017 – On 2 February 2017, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No. 596/2014 of the European Parliament and Council of 16 April 2014 (MAR), also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 16 billion to be executed during a 12-month period beginning 2 February 2017.

Under the programme initiated 2 February 2017, Novo Nordisk will repurchase B shares for an amount up to DKK 4.0 billion in the period from 2 February 2017 to 1 May 2017.

Since the announcement as of 1 February 2017, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	0		0
2 February 2017	320,000	232.13	74,282,268
3 February 2017	242,000	231.97	56,136,294
6 February 2017	275,000	232.20	63,856,017
7 February 2017	300,000	232.65	69,796,430
8 February 2017	300,000	233.61	70,082,464
9 February 2017	310,000	237.64	73,668,506
10 February 2017	285,000	239.51	68,260,269

Accumulated under the programme	2,032,000		476,082,248

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 643,503 B shares in the period from 2 February 2017 to 10 February 2017. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 53,083,173 B shares of DKK 0.20, corresponding to 2.1% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,550,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 16 billion during a 12-month period beginning 2 February 2017. As of 10 February 2017, Novo Nordisk has repurchased a total of 2,032,000 B shares equal to a transaction value of DKK 476,082,248.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,300 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 10 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 13, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer